

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2019

Ronald C. Edmonds
Controller and Vice President of Controllers and Tax
The Dow Chemical Company
2211 H.H. Dow Way
Midland, MI 48674

   Re: The Dow Chemical Company
     Registration Statement on Form S-4
     Filed October 4, 2019
     File No. 333-234108

Dear Mr. Edmonds:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at 202-551-5019 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Richard Alsop, Esq.